

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 25, 2006

Jeffrey T. Housenbold
Chief Executive Officer
Shutterfly, Inc.
2800 Bridge Parkway, Suite 101
Redwood City, CA 94065

> **Re:** **Shutterfly, Inc.**
> **Form S-1**
> **Filed June 29, 2006**
> **File No. 333-135426**

Dear Mr. Housenbold:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1.   Please be advised that you should include the price range, the size of the offering, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete

disclosure prior to any distribution of preliminary prospectuses. Refer to Items 501(b)(2) and 501(b)(3) of Regulation S-K and Rule 430A of Regulation C.

2.   We are currently processing your request for confidential treatment for Exhibit 10.14 to the Form S-1. Any comments we have on the confidential treatment request will follow under separate cover.

3.   Please furnish in your response letter a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing that the NASD has no objections.

4.   We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

5.   In your response letter, tell us the consideration you gave to filing the $4.3 million colocation services agreement entered into in January 2006 as a material agreement.

Prospectus Summary, page 1

6.   In your response letter, please provide us with support for all statements in the summary and elsewhere in the prospectus regarding your market position, size, and growth rate of the U.S. market for digital prints. Provide us with copies of any industry publication that you cite or upon which you rely, including, but not limited to, market research data and surveys prepared by the Greeting Card Association, Calendar Marketing Association, Creating Keepsakes and Craftrends magazines, and unnamed industry sources that estimate, for example, that Shutterfly.com had 4.1 million unique visitors in May 2006. Highlight the specific portions that you are relying upon so that we can reference them easily. To the extent that you do not have independent support for your statements, please characterize them as your beliefs and disclose the bases for these beliefs. In addition, if any of these reports have been prepared specifically for this filing, file a consent from the party.

7.   Please revise to make the tone of your summary and business sections more objective and disclosure-oriented and less of a marketing brochure for the company's services and products such as when the company uses the terms "significant growth," "recognized," "compelling services and production facilities," "premium lifestyle brand," and "brand equity." To the extent you retain these terms, provide us with objective support for your assertions and

ensure that you make clear upon what standard or measure you base your claims. For example, revise to include objective support for the assertion on page 1 that you are a "leading Internet-based social expression and personal publishing service…[,]" including clarification of the way in which you are "leading." These are just examples. We may have further comments once you have revised your summary and business sections.

8.   Your document is somewhat difficult to understand due to your reliance on defined terms and industry jargon. Please generally revise your registration statement to eliminate technical and business jargon from the forepart of the prospectus and to reduce the amount of jargon throughout the rest of the prospectus. For example, clarify what you mean by the terms "technology-based platform and manufacturing processes" and consider replacing the term "solutions" with "products."

9.   In order to balance the summary section, please disclose your accumulated deficit, as of March 31, 2006, of $37.8 million, your planned expenditure of between $30 to $35 million in capital expenditures for the second half of 2006 and the remainder of 2007 (versus approximately $10 million in expenditures on property, plant, and equipment for the December 31, 2005 fiscal year), and the lack of comparability of your historical net income, due to the dramatic increase in your net income for the fiscal year ended December 31, 2005 due primarily to your approximately $24 million non-cash tax benefit.

The Offering, page 5

10.   We note that all of the outstanding preferred shares will convert into common shares upon the completion of the offering. Please revise to clarify whether the preferred shares automatically convert to common stock upon the completion of this offering or the preferred shareholders have notified you that they intend to convert their preferred stock into shares of common stock. We note the terms of conversion disclosed on page F-24.

Risk Factors, page 8

"If we are unable to attract customers in a cost-effective manner…," page 14

11.   We refer to your discussion on page 14 of the "payment of fees and revenue sharing to third parties." Please describe your accounting policy with respect to these arrangements and refer to your basis in the accounting literature.

"Our failure to protect the confidential information of our customers and networks against security breaches…," page 22

12.   If material, indicate whether you have had any real problems to date.

Special Note Regarding Forward-Looking Statements, page 27

13.   We note your statement that forward-looking statements are subject to known and unknown risks, including those risks set forth in the risk factors section, and that "these risk factors are not exhaustive and other sections of this prospectus may include additional factors which could harm our business and financial performance." Please revise to remove the quoted language, to the extent it serves as a limitation on the inclusiveness of your risk factors section. Your risk factors section should set forth all material risks.

Use of Proceeds, page 28

14.   We note that the company plans on incurring between $30 and $35 million in capital expenditures starting in the second half of the 2006 fiscal year, and that the company plans on using part of the proceeds from the offering to purchase "manufacturing and website infrastructure equipment and new and existing manufacturing facilities." Revise to give a brief outline of your plans to add equipment and facilities, with consideration of "the need to include a discussion of certain matters addressed in the discussion and analysis of registrant's financial condition and results of operations, such as liquidity and capital expenditures." See instruction 2 to Item 504 of Regulation S-K.

15.   In your response to this comment letter, and with a view towards further disclosure, tell us whether a material portion of the proceeds from your offering will be used to acquire assets otherwise than in the ordinary course of business. See instruction 5 to Item 504 of Regulation S-K.

Dilution, page 31

16.   Revise this section to disclose the net tangible book value per share prior to the conversion of all of your shares of preferred stock, and to disclose the decrease in the net tangible book value per share that will be attributable to the conversion of all of your classes of preferred stock into shares of common stock.

Selected Consolidated Financial Data, page 33

17.   Include a footnote briefly explaining why pro forma basic net income per share is higher than basic and diluted net income per share.

18.   If material, include a discussion, or a cross-reference to a discussion elsewhere in your document, of the uncertainty arising out of your recognition of a non-cash tax benefit during the fiscal year ended December 31, 2005. See General Instruction 2 to Item 301.

Management's Discussion and Analysis, page 36

General

19.   We note your disclosure that the company faces intense pricing pressure from its competitors, that approximately 19% of your net revenues were generated from shipping fees but that the company faces pressure to reduce shipping fees, that the company offers numerous incentives, including free 4x6 photographic prints, to entice customers to visit your website and upload their digital photographs, and that management hopes to increase non-print revenues as a percentage of net revenues. We also note that many of your competitors have entered into agreements with local retailers to allow customers to pick-up photographic prints at local stores. Revise to analyze how the increased competition you currently face and will encounter in the future will impact your results of operations, liquidity, and capital resources on a going forward basis. Quantify, to the extent practicable, the increased marketing expenses that you expect to incur going forward, how the expansion in capital expenditures you expect to incur in the next year and a half will impact your results of operations going forward, and the expected decline in shipping fees and photographic print prices. Clarify how you will compete with companies that allow customers to order photographic prints online and pick up their order within hours at a local store, including whether you plan on entering into similar agreements with local retailers, or instead plan to focus your efforts on increasing orders and shipments of your specialized, non-print products.

Critical Accounting Policies and Estimates, page 38

Stock-based Compensation Expense, page 40

20.   We note that you utilized an unrelated valuation specialist to assist in determining the fair value of your common stock. While you are not required to make reference to this unrelated valuation specialist, when you do you should also disclose the name of the expert and include the consents of the expert. If you decide to delete your reference to the unrelated valuation specialist, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Please revise.

21.   Please revise your MD&A to discuss in more detail the significant factors, assumptions, and methodologies used in determining the <u>reassessed</u> fair value of stock options granted to employees.

22.   Please provide the applicable disclosures under paragraph 180 of the AICPA Audit and Accounting Practice Aid Series, "Valuation of Privately-Held-Company Equity Securities Issued as Compensation."

<u>Results of Operations, page 41</u>

<u>General</u>

23.   When discussing line items in your results of operations section, quantify the extent to which numerous factors caused a change in the particular line item.

<u>Years ended December 31, 2003, 2004, and 2005, page 43</u>

24.   Revise this section to analyze how your results of operations, and more specifically, your net income figure for the December 31, 2005, is probably not indicative of future operating performance. Include in this expanded analysis your discussion of the non-cash tax benefit, which increased your net income for the fiscal year ended December 31, 2005 by approximately $24 million. In order to offer a comparative picture of your company's results of operations for the prior three fiscal years, discuss and analyze your income before income taxes and cumulative effect of change in accounting principle, including an analysis of the reasons for the significant decline in the rate of growth of that line item, which only increased by 12% between the fiscal years ended 2004 and 2005, versus an increase of 88% between the fiscal years ended 2003 and 2004.

25.   In addition, expand your discussion of the decreased rate of growth in your non-print revenues to analyze how that decrease fits into management's plan to expand the sale of non-print products.

<u>Liquidity and Capital Resources, page 48</u>

<u>General</u>

26.   Detailed disclosure of the company's future liquidity requirements should be provided, including quantified disclosure, if possible. Your liquidity section should discuss the cash requirements for implementing your business strategy. For example, your liquidity section should provide detailed (and quantified, if possible) disclosure regarding the expenses you expect to continue to incur in connection with your plans, including expanding your marketing efforts,

increasing your capital expenditures beyond historical levels and rates of growth, targeting customers overseas, and how those strategies will affect the company's cash needs. The expanded discussion should also analyze the company's plans with regard to expanding its production capacity, keeping in mind the disclosure, on page 8, that the company must significantly grow its current production capability to meet its projected revenue targets and that, to date, the company has not yet identified or built out locations for the additional production capacity it expects to need beginning in 2007. Your revisions should provide further details as to how such expansion plans will affect your liquidity. As another example, disclose the expected costs associated with the increased incentives offered to customers in order to entice them to purchase products through Shutterfly.com.

Contractual Obligations, page 49

27. Revise to provide a more detailed analysis of why management "anticipate[s] that our current cash and cash equivalents balances and cash generated from operations, along with the net proceeds we receive from this offering will be sufficient to meet our working capital requirements, capital lease obligations, expansion plans and technology development projects for at least the next 18 months." You should describe in greater detail your short-term (12 months) and long-term cash requirements, including the amounts of these requirements. Your discussion should also focus on the funds necessary to maintain current operations, complete projects already underway, and achieve stated objectives and plans. Finally, you should discuss the sources of your short-term and long-term funding and the circumstances that are reasonably likely to affect those sources of liquidity. See Release No. 33-8056, <http://www.sec.gov/rules/other/33-8056.htm>.

Business, page 52

Addressable Market, page 54

28. For each product described in this subsection, disclose for each of the last three fiscal years the amount or percentage of total revenue contributed by each class of similar products which accounted for 10 percent or more of consolidated revenue in any of the last three fiscal years or 15 percent or more of consolidated revenue, if total revenue did not exceed $50,000,000 during any of such fiscal years. In addition, if a product category listed in the bullet point list on pages 54 through 55 is not a material source of your revenues, so state.

Competition, page 61

29. If known or reasonably available, disclose your competitive position in relation to the companies listed on pages 61 through 62.

30.   With regard to the intense competitive pressure on Shutterfly to lower prices and offer shipping discounts, revise to specify the principal methods by which you plan on competing. We note your disclosure on page 37 that you are striving to increase non-print revenues as a percentage of net revenues, and that you offer numerous incentives to customers in order to encourage them to visit your website and purchase photographic prints.

Intellectual Property, page 63

31.   Revise to disclose the duration of all patents and trademarks your company holds.

32.   Discuss in this section the nature of the patent dispute that arose in May 2005 and was subsequently settled for a $2 million payment in exchange for a license of the third-party's patents.

Executive Compensation, page 71

Employment Contracts, Termination of Employment and Change-in-Control Arrangements, page 73

33.   Revise this section to include more details about the criteria by which the compensation committee has determined in the past, and will determine in the future, the amount of bonus awarded to each of the individuals listed on pages 73 through 74. In addition, describe the "performance milestones" and "conditions" that were established after negotiations between your CEO and the compensation committee. We note that Jeffrey T. Housenbold is eligible to receive an annual bonus of up to 50% of his base salary, that the level of Mr. Housenbold's bonus is contingent upon his "achievement of performance milestones and conditions established for [Mr. Housenbold] by the [Compensation] Committee after consultation with [Mr. Housenbold]," and that Mr. Housenbold received the full bonus for which he was eligible at the end of the 2005 fiscal year.

Description of Capital Stock, page 83

34.   Revise this section to include the conversion terms of your various series of preferred stock and the exercise prices of your warrants, as disclosed on page F-24.

Underwriting, page 89

35.   We note your language concerning limitations of offering of shares overseas; however, there is no description of a concurrent public or private offering of shares overseas. Please advise in your response letter whether you intend to

simultaneously offer shares outside of the United States, and if so, add disclosure describing this contemporaneous offer.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Intangible Assets, page F-10

36.   We note that you recorded the total value of the settlement as an intangible asset. Tell us why you believe it is appropriate to recognize the total consideration to be paid as an intangible asset with no amount being expensed as part of the settlement. Also, provide us with more specific details of the settlement agreement.

37.   Since you entered into your settlement and license agreement in May 2005, it is unclear to us why you have recognized the related intangible asset, purchased technology, of $2 million as of December 31, 2004. In this regard, we note this asset and the related accrued license expense in your balance sheet per pages F-18 and F-19.

38.   We note that you have intangible assets related to acquired workforce. Per paragraph 39 of SFAS 141, an acquired workforce shall not be recognized as an intangible asset apart from goodwill. Please revise or advise.

Technology and Development Expense, page F-12

39.   Tell us in detail why you believe each of your expenses included within technology and development expense should not be otherwise classified as cost of revenues.

Stock-Based Compensation, page F-12

40.   We note that you recognize employee stock-based compensation using the multiple option method. Describe this method in detail and how it complies with FIN 28.

Note 5 – Acquisition

41.   We note that you issued 121,000 shares of common stock as additional consideration for the acquisition to the employees of Memory Matrix, subject to vesting and repurchase rights. Tell us in detail how your accounting for this issuance complies with Question 17 of FIN 44.

42.   We note that your core technology asset will be amortized over a three-year
        period when placed into service. Please:

- Provide us with more details of the core technology that you acquired and
  how you determined fair value;
- Tell us why you believe it is appropriate to capitalize this core technology
  rather than immediately expensing this amount at the acquisition date. Refer
  to SFAS 2; and
- Tell us why the asset has not been placed into service, when you plan to place
  it into service, and how you determined that the useful life is 3 years from the
  date that you place it into service.

Note 9 – Common Stock

Stock-based Compensation Associated with Awards to Employees, page F-26

43.   For stock options issued during the year ended December 31, 2005 and quarterly
        period ended March 31, 2006, tell us how the fair values were determined for
        each date. Also, tell us your initial public offering price range.

44.   For your issuances subsequent to March 31, 2006 as disclosed on page F-32,
        please tell us the date of each option grant, the number of options granted, the
        grant/exercise price and estimated fair values assigned to each grant. Provide this
        information in a similar format for any subsequent issuances. In your response,
        please:

- Identify and quantify each factor that contributed to the fair value at each
  grant date.
- Discuss the reasons for any variance between your stock valuation and the
  expected initial public offering price.

45.   Your discussion in the first paragraph on page F-29 of how you measured total
        compensation expense is confusing. Please revise.

46.   With respect to your transition agreement entered into on August 13, 2004 and
        your March 2005 settlement with a former employee, please describe to us in
        detail your accounting for these arrangements and refer to your basis in the
        accounting literature.

Adoption of SFAS No. 123R (Unaudited), page F-29

47.   We note that your expected volatility is based on the historical and implied
        volatility of a peer group of publicly traded entities. Provide us with more details

of how you determined the expected volatility. Tell us how you considered paragraph A240(e)(2)(b) of SFAS 123(R).

48.   Tell us in detail how you determined the expected term of your options to be 4.17 years. Please include a discussion of your historical experience with exercises. Discuss what you mean by "post vest cancellations" and how this impacted the expected term. Tell us the contractual term of your issued options. Finally, your response should also address SAB Topic 14:D.

49.   We note on page F-30 that you had $2,026,000 of total unrecognized compensation expense under SFAS 123(R). Please:

  • Tell us how this amount reconciles to page F-6; and
  • Revise your disclosure to clarify what this amount includes. Does it include all deferred compensation expense with respect to only <u>new</u> issuances under SFAS 123(R), or does it include amounts previously determined under APB 25 and the new issuances under SFAS 123(R)?

Part II

Recent Sales of Unregistered Securities, page II-2

50.   We note that on June 22, 2006 you filed two notices of the sale of securities under Securities Act Regulation D. Please discuss the private placements to which the notices relate, as required by Item 701 of Regulation S-K.

Exhibit 10.08

51.   We note that Exhibit 10.08, as filed, does not include the text of Appendix B to the letter agreement with Jeffrey T. Housenbold. Please file the entirety of the agreement with your amendment to the Form S-1.

* * * *

Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nicole Holden, Staff Accountant, at (202) 551-3374 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff Attorney, at (202) 551-3366, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: Robert A. Freedman, Esq.
        Fenwick & West LLP
        Via Facsimile: (650) 938-5200